UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and be made public.
Introduced 1/7/96.  Origin: Appendix 5.  Amended 1/7/98, 1/9/99, 1/7/2000,
30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
Metal Storm Limited

ABN
99 064 270 006

We (the entity) give ASX the following information.

Part 1   All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued
(1) Unlisted Options
(2) Unlisted Options
(3) Unlisted Options
(4) Unlisted Options
(5) Unlisted Options
(6) Unlisted Options
(7) Unlisted Options
(8) Unlisted Options
(9) Unlisted Options
(10) Unlisted Options
(11) Unlisted Options
(12) Unlisted Options
(13) Unlisted Options
(14) Unlisted Options
(15) Unlisted Options
(16) Unlisted Options
(17) Unlisted Options
(18) Unlisted Options
(19) Unlisted Options
(20) Unlisted Options
(21) Unlisted Options
(22) Unlisted Options
(23) Unlisted Options
(24) Unlisted Options
1 +Class of +securities issued or to be issued  (continued)
(25) Unlisted Options
(26) Unlisted Options
(27) Unlisted Options
(28) Unlisted Options
(29) Unlisted Options
(30) Unlisted Options
(31) Unlisted Options
(32) Unlisted Options
(33) Unlisted Options
(34) Unlisted Options
(35) Unlisted Options
(36) Unlisted Options
(37) Unlisted Options
(38) Unlisted Options
(39) Unlisted Options
(40) Unlisted Options
(41) Unlisted Options
(42) Unlisted Options
(43) Unlisted Options
(44) Unlisted Options
(45) Unlisted Options
(46) Unlisted Options
(47) Unlisted Options
(48) Unlisted Options
(49) Unlisted Options
(50) Unlisted Options
(51) Unlisted Options
(52) Unlisted Options
2 Number  of +securities issued or to be issued (if known) or maximum number which may be issued
(1) 31,250 options
(2) 31,250 options
(3) 12,500 options
(4) 12,500 options
(5) 12,500 options
(6) 12,500 options
(7) 12,500 options
(8) 12,500 options
(9) 12,500 options
(10) 62,500 options
(11) 600,000 options
(12) 62,500 options
(13) 62,500 options
(14) 62,500 options
(15) 62,500 options
(16) 62,500 options
(17) 62,500 options
(18) 37,500 options
(19) 14,438 options
(20) 8,250 options
(21) 4,500 options
(22) 25,000 options
(23) 25,000 options
(24) 25,000 options
(25) 75,000 options
(26) 100,000 options
(27) 500,000 options
(28) 125,000 options
(29) 125,000 options
(30) 125,000 options
(31) 31,250 options
(32) 31,250 options
(33) 31,250 options
(34) 31,250 options
(35) 31,250 options
(36) 6,250 options
(37) 6,250 options
(38) 6,250 options
(39) 6,250 options
(40) 12,500 options
(41) 12,500 options
(42) 12,500 options
(43) 12,500 options
(44) 6,250 options
(45) 25,000 options
(46) 25,000 options
(47) 25,000 options
(48) 25,000 options
(49) 62,500 options
(50) 62,500 options
(51) 62,500 options
(52) 62,500 options
3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
(1) 31,250 options issued to subscribe for ordinary shares at an exercise price of A$1.162 on or before 8 January 2006
(2) 31,250 options issued to subscribe for ordinary shares at an exercise price of A$1.162 on or before 8 January 2006
(3) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 6 February 2007
(4) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 14 April 2007
(5) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 14 September 2007
(6) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 14 December 2007
(7) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 31 March 2008
(8) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 30 June 2008
(9) 12,500 options issued to subscribe for ordinary shares at an exercise price of A$0.556 on or before 30 September 2008
(10) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 March 2009
(11) 600,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 14 April 2009
(12) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2009
(13) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 September 2009
(14) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 December 2009
(15) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 March 2010
(16) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2010

3
 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) (continued)
(17) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before30 September 2010
(18) 37,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 24 February 2009
(19) 14,438 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 16 February 2009
(20) 8,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 10 March 2009
(21) 4,500 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 5 April 2009
(22) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 5 April 2009
(23) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 10 May 2009
(24) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 8 June 2009
(25) 75,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 5 July 2009
(26) 100,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 2 February 2009
(27) 500,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 14 April 2009
(28) 125,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 14 January 2009
(29) 125,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 14 July 2009
(30) 125,000 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 14 October 2009
(31) 31,250 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 4 September 2009
(32) 31,250 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 4 December 2009
3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) (continued) (33) 31,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 31 March 2010
(34) 31,250 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2010
(35) 31,250 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 September 2010
(36) 6,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 24 November 2009
(37) 6,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 31 March 2010
(38) 6,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 30 June 2010
(39) 6,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before 30 September 2010
(40) 12,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 7 December 2009
(41) 12,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 March 2010
(42) 12,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2010
(43) 12,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 September 2010
(44) 6,250 options issued to subscribe for ordinary shares at an exercise price of A$0.40 on or before31 December 2007
(45) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before31 December 2009
(46) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before31 March 2010
(47) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2010

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) (continued)
(48) 25,000 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before30 September 2010
(49) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 December 2009
(50) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 31 March 2010
(51) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 June 2010
(52) 62,500 options issued to subscribe for ordinary shares at an exercise of A$0.40 on or before 30 September 2010

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment (1)-(52) Yes

 5  Issue price or consideration  (1)-(52) Nil

 6  Purpose of the issue
 (If issued as consideration for the acquisition of assets, clearly identify those assets)

(1)-(18) Options issued pursuant to the terms of an employment agreement with the company
(19)-(26) Options issued pursuant to the terms of a consultancy agreement
(27)-(43) Options issued pursuant to the terms of an employment agreement with the company
(44) Options issued pursuant to the terms of a consultancy agreement
(47)-(52) Options issued pursuant to the terms of an employment agreement with the company

 7  Dates of entering +securities into uncertificated holdings or despatch of certificates
    5 October 2005

     Number  +Class
 8  Number and +class of all +securities quoted on ASX (including the in clause 2 if applicable)

    521,970,978  Ordinary Shares

     Number  +Class
 9  Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

    14,968,103  Unlisted Options

 10  Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)  N.A.

 Part 2    Bonus issue or pro rata issue

 11  Is security holder approval required?

 12  Is the issue renounceable or non-renounceable?

 13  Ratio in which the +securities will be offered

 14  +Class of +securities to which the offer relates

 15  +Record date to determine entitlements

 16  Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

 17  Policy for deciding entitlements in relation to fractions

 18  Names of countries in which the entity has +security holders who will not be sent new issue documents
 Note: Security holders must be told how their entitlements are to be dealt with.
 Cross reference: rule 7.7.

 19  Closing date for receipt of acceptances or renunciations

 20  Names of any underwriters

 21  Amount of any underwriting fee or commission

 22  Names of any brokers to the issue

 23  Fee or commission payable to the  broker to the issue

 24  Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

 25  If the issue is contingent on +security holders’ approval, the date of the meeting

 26  Date entitlement and acceptance form and prospectus or Product Disclosure
Statement will be sent to persons entitled

 27  If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

 28  Date rights trading will begin (if applicable)

 29  Date rights trading will end (if applicable)

 30  How do +security holders sell their entitlements in full through a broker?

 31  How do +security holders sell part of their entitlements through a broker and accept for the balance?

 32  How do +security holders dispose of their entitlements (except by sale through a broker)?

 33  +Despatch date

 Part 3   Quotation of securities
 You need only complete this section if you are applying for quotation of securities

 34  Type of securities
 (tick one)
 (a)  0
 Securities described in Part 1

 (b)  0
 All other securities
 Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

 Entities that have ticked box 34(a)

 Additional securities forming a new class of securities

 Tick to indicate you are providing the information or documents

 35  0
 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional
+securities held by those holders

 36  0
 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
 1 - 1,000
 1,001 - 5,000
 5,001 - 10,000
 10,001 - 100,000
 100,001 and over

 37  0
 A copy of any trust deed for the additional +securities

 Entities that have ticked box 34(b)

 38  Number of securities for which +quotation is sought

 39  Class of +securities for which quotation is sought

 40  Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

 If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now
Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

  Number +Class
42 Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX’s absolute discretion.
may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the
Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

• Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and no-one has any right to return any +securities to be quoted under sections 737,
738 or 1016F of the Corporations Act at the time that we request that the
+securities be quoted.

• We warrant that if confirmation is required under section 1017F of the
Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

• If we are a trust, we warrant that no person has the right to return the
+securities to be quoted under section 1019B of the Corporations Act at the that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form.  If any information or document not available now, will give it to ASX before of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:  ............................................................ Date:
.......5 October 2005...................
  (Company Secretary)

Print name:  ...James D MacDonald...........................................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: October 5, 2005	By:	James MacDonald
	Name:	James MacDonald
	Title:	Company Secretary